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                                                                   EX-3.(i)(e)

                            ARTICLES OF INCORPORATION
                                       OF
                          TRI-STATE BROADCASTING, INC.

      1. The name of the corporation is "Tri-State Broadcasting, Inc."

      2. The number of shares that the corporation is authorized to issue is 5,000 shares of common stock.

      3. The address of the corporation's initial registered office is 100 Shockoe Slip, Third Floor, Richmond, Virginia 23219, located in the City of Richmond, Virginia, and the name of the corporation's initial registered agent at the aforesaid office is Charles W. Laughlin, who is a resident of Virginia and a member of the Virginia State Bar.

                                    Tri-State Broadcasting, Inc.


March 25, 1993
                                    ----------------------------------
                                    Alison V. Fauls, Incorporator